Exhibit 99.1

N E W S   R E L E A S E

Siyata Announces Reverse Stock Split

Reverse Stock-Split to be effective on December 4, 2023

Vancouver, BC – November 30, 2023 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced today that it will effect a 1-for-7 reverse stock split (“Reverse Stock Split”) of its common share, no par value per share (“Common Share”). The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on Monday, December 4, 2023, and the Company’s Common Share will commence trading on the Nasdaq Capital Market on a post-split basis at the opening of the market on December 4, 2023. The Company’s Common Share will continue to trade on the Nasdaq Capital Market under the Company’s existing trading symbol, “SYTA,” and a new CUSIP number 83013Q 707 has been assigned as a result of the Reverse Stock Split.

The Reverse Stock Split is primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its listing on Nasdaq. There is no guarantee the Company will meet the minimum bid price requirement.

The 1-for-7 reverse stock split (the “Ratio”) will automatically combine and convert 7 current shares of the Company’s Common Share into one issued and outstanding new share of Common Share. Each outstanding stock option, pre-funded warrant, share purchase warrant, and other convertible security of the Company convertible into pre-Reverse Stock Split Common Shares that has not been exercised or cancelled prior to the effective date of the implementation of the Reverse Stock Split will be adjusted pursuant to the terms of the instrument or plan governing such security on the same Reverse Stock Split Ratio described above, and each holder of such pre-Reverse Stock Split convertible securities will become entitled to receive post-Reverse Stock Split Common Shares pursuant to such adjusted terms. The Reverse Stock Split will not change the par value of the Common Share nor the authorized number of shares of Common Share, preferred stock or any series of preferred stock.

No fractional shares will be issued in connection with the Reverse Stock Split. All fractional shares will be rounded up to the next higher whole number.

The Company’s transfer agent, Computershare, will serve as exchange for the Reverse Stock Split. Registered shareholders holding pre-split shares of the Company’s Common Share electronically in book-entry form are not required to take any action to receive post-split shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the Reverse Stock Split, subject to such broker’s particular processes, and will not be required to take any action in connection with the Reverse Stock Split. Holders of stock certificates will need to send their old physical certificates with a letter of transmittal to receive their new post-Reverse Stock Split certificate.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s Common Shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.